UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________

FORM 11-K

_________________________

FOR ANNUAL REPORTS OF EMPLOYEE
STOCK REPURCHASE SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):    ………………………………………………………………………………………………………..

x    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2016

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE    ACT OF 1934.

For the transition period from __________ to __________

Commission file number 001-12647

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Oriental Bank CODA Profit Sharing Plan

c/o Oriental Bank
254 Muñoz Rivera Avenue,

Oriental Center 15th Floor

San Juan, Puerto Rico 00918

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OFG BANCORP

254 Muñoz Rivera Avenue,

Oriental Center 15th Floor

San Juan, Puerto Rico 00918

The Oriental Bank CODA Profit Sharing Plan

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016	3

Notes to Financial Statements	4 – 11

Supplemental Schedule:
Schedule I – Schedule H, Line 4i - Schedule of Assets (Held at Year End) as of December 31, 2016	12

Exhibits	13

Signatures	14

Report of Independent Registered Public Accounting Firm

The 1165(e) Retirement Plan Committee

The Oriental Bank CODA Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of The Oriental Bank CODA Profit Sharing Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016, is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP

San Juan, Puerto Rico

June 28, 2017

Stamp No.E272381 of the Puerto Rico

Society of Certified Public Accountants

was affixed to the record copy of this report.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets:
Investments at fair value:
Cash and money market instruments	$161,160	$7,640
Common stock	4,327,199	2,015,839
Insurance company investment contracts
(pooled separate accounts)	34,563,896	31,790,475
	39,052,255	33,813,954
Fully benefit-responsive investment contract
(stable value fund), at contract value	7,521,741	7,377,514
Total investments	46,573,996	41,191,468
Receivables:
Dividends	19,819	16,523
Notes receivable from participants	13,282	19,851
Total receivables	33,101	36,374
Other assets	25,598	12,166
Total assets	$46,632,695	$41,240,008
Liabilities:
Other liabilities	$63,815	$105,216
Total liabilities	63,815	105,216
Net assets available for benefits	$46,568,880	$41,134,792

See accompanying notes to financial statements.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2016

2016
Additions to net assets attributed to:
Net appreciation in fair value of investments	$4,138,977
Dividends	79,181
Interest and other	138,436
Contributions:
Participants	2,937,186
Employer	792,262
Total additions	8,086,042
Deductions from assets attributed to:
Benefits paid to participants	(2,551,263)
Administrative fees	(100,691)
Total deductions	(2,651,954)
Net increase	5,434,088
Net assets available for benefits:
Beginning of year	41,134,792
End of year	$46,568,880

See accompanying notes to financial statements.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2016 AND 2015

(1)           Description of the Plan

The following description of The Oriental Bank CODA Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)           General

The Plan was organized on January 1, 1992 as a defined contribution plan originally maintained by Oriental Bank (the “Employer”), a wholly owned subsidiary of OFG Bancorp (the “Company”), for the benefit of the Employer’s and its affiliated companies’ employees who are residents of Puerto Rico and are age 21 or older. The Plan is intended to be a qualified plan pursuant to the Puerto Rico Internal Revenue Code of 2011, as amended (the “2011 Code”). It contains a cash or deferred arrangement qualifying under the 2011 Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)           Contributions

Each year, participants may contribute up to the maximum deferral amount under the provisions of Section 402(g) of the U.S. Internal Revenue Code as annually indexed by the U.S. Internal Revenue Service (for both periods, 2016 and 2015, the limits were $18,000). If, in addition to a deferral election under the Plan, participants contribute to an individual retirement account in Puerto Rico (“PR-IRA”), pre-tax contributions to both the Plan and a PR-IRA in the aggregate cannot exceed the sum of the annual deferral limit under the 2011 Code ($20,000 for the tax years ended December 31, 2016 and 2015). Participants may also contribute amounts representing distributions from other Puerto Rico and U.S. qualified defined benefit or contribution plans.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers pooled separate accounts, a stable value fund, and shares of common stock of the Company as investment options for participants. Participants direct the investment of their matching contributions in the Plan. The Employer provides a discretionary matching contribution of 50% of each participant’s contributions up to a maximum contribution for matching purposes of 4% of the participant’s compensation per year.

(c)           Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Employer’s contribution and Plan earnings, and charged with an allocation of administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.

(d)           Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s contribution portion of their accounts plus actual earnings thereon vest upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Employer; or death while employed by the Employer.

(e)           Payment of Benefits

On termination of service due to death, disability, or retirement, a participant or its heirs may elect to receive the value of the vested interest in his or her account in either a lump sum amount, a fixed period that may not exceed the participant’s life expectancy or through a fixed annuity contract. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2016 AND 2015

(f)            Loans to Participants

The Plan does not allow for loans to participants. In October 2013, the Plan Participación en Beneficios 1081 Banco Bilbao Vizcaya Argentaria Puerto Rico ("BBVAPR"), a defined contribution plan which covered all fulltime employees of the former BBVAPR Bank, transferred its existing participant loans amounting to approximately $54,000 to the Plan. These loans will be extinguished as they are repaid by participants. Loan terms range from 1-5 years or up to 30 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid ratably through payroll deductions. No additional loans will be granted to participants.

(g)           Forfeited Accounts

Employer contributions that are not vested upon termination of employment are forfeited and may be used to pay administrative expenses and then reduce future contributions to the Plan by the Employer. For the year ended December 31, 2016, no forfeitures were used to offset Employer contributions. At December 31, 2016, the Plan had approximately $10,000 in forfeitures available to pay administrative expenses and reduce future Employer contributions.  For the year ended December 2015 forfeitures totaling approximately $9,000 were used to offset Employer contributions. At December 31, 2015 the forfeiture account had no balance.

(h)           Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Employer’s contributions.

(2)           Summary of Significant Accounting Policies

Following are the significant accounting policies followed by the Plan:

(a)           Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

(b)           Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term is the valuation of investments.

(c)           Risks and Uncertainties

The Plan invests in various financial instruments. Investment securities are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(d)           Investments Valuation and Income Recognition

Plan investments, other than fully benefit –responsive investment contracts (FBRICs), are stated at fair value. See Note 3 for discussion of fair value measurements.

FBRICs are reported at contract value, which is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in FBRICs through the Stable Value Fund.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2016 AND 2015

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date, taking into consideration the ex-dividend date. Net appreciation/ depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)           Payments of Benefits

Benefits are recorded when paid.

(f)            Plan Expenses

Under the Plan’s contract entered into with Transamerica Retirement Solutions Corporation ("Transamerica"), contract asset charges are assessed each month based on the actual combined balance of all separate accounts and the stable value fund. These charges are presented as administrative fees in the statement of changes in net assets available for benefits.

Administrative expenses, including trustee, legal, auditing, and other fees, may be paid out of the invested assets unless paid by the Employer. Expenses paid and absorbed by the Employer during the year ended December 31, 2016 amounted to $109,794.

(g)           Recent Accounting Developments

Accounting standards that have been issued by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Plan's statements of net assets available for benefits, or the related statement of changes in net assets available for benefits.

(3)           Fair Value

As discussed in Note 2, the Plan uses the fair value measurement framework under U.S. generally accepted accounting principles.

Reclassifications

During 2016, plan management re-evaluated the measurement inputs that are available for the Pooled Separate Accounts. Plan management determined that these investments do not qualify for the use of net asset value as a practical expedient as these investments have a readily determinable fair value and has concluded that they should be included in the fair value hierarchy table. Plan management has reclassified these investments within the 2015 fair value hierarchy.

Fair Value Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are:

Level 1 – assets include equity securities that are traded in an active exchange market, as well as certain money market instruments. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2 – observable inputs other than Level 1 prices such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2016 AND 2015

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets include financial instruments whose value is determined using pricing models, for which the determination of fair value requires significant management judgment or estimation. As of December 31, 2016 and 2015, the Plan did not have such assets.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Shares of the Company’s common stock: valued at quoted closing market prices (“Level 1”).

Money Market Instruments: stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date (“Level 1”).

Pooled Separate Accounts: stated at fair value. The fair value is determined by the issuer and is valued daily using publicly available quoted market prices matched with the current underlying investment holdings of the accounts (“Level 2”).

The estimated fair value is subjective in nature and involves uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could affect these fair value estimates.  The fair value estimates do not take into consideration the value of future business and the value of assets and liabilities that are not financial instruments.

There were no transfers into or out of Level 1 and Level 2 fair value measurements during the years ended December 31, 2016 and 2015.

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements at December 31, 2016 and 2015:

	December 31, 2016
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Cash and money market instruments	$161,160	$-	$-	$161,160
Common stock	4,327,199	-	-	4,327,199
Pooled separate accounts
Hybrid (a)	-	14,552,188	-	14,552,188
Bond (b)	-	4,981,817	-	4,981,817
International Equity (c)	-	1,584,375	-	1,584,375
Equity - Large Cap (d)	-	9,620,491	-	9,620,491
Equity - Mid Cap (e)	-	2,907,536	-	2,907,536
Equity - Small Cap (f)	-	917,489	-	917,489
	$4,488,359	$34,563,896	$-	$39,052,255

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2016 AND 2015

	December 31, 2015
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Cash and money market instruments	$7,640	$-	$-	$7,640
Common stock	2,015,839	-	-	2,015,839
Pooled separate accounts
Hybrid (a)	-	12,123,553	-	12,123,553
Bond (b)	-	5,000,212	-	5,000,212
International Equity (c)	-	1,643,657	-	1,643,657
Equity - Large Cap (d)	-	9,240,688	-	9,240,688
Equity - Mid Cap (e)	-	3,041,700	-	3,041,700
Equity - Small Cap (f)	-	740,665	-	740,665
	$2,023,479	$31,790,475	$-	$33,813,954

(a)   The pooled separate accounts in this category primarily invest in U.S. and non-U.S. stocks, and fixed-income securities which may include bonds, mutual funds, cash equivalents or other money market instruments.

(b)   The pooled separate accounts in this category primarily invest in bonds (at least 80% of total assets), preferred stocks, cash equivalents or other money market instruments.

(c)   The pooled separate accounts in this category primarily invest at least 80% of assets in equity and debt securities of issuers from countries outside of the United States.

(d)   The pooled separate accounts in this category primarily invest in equity securities of medium and large capitalization companies, and may invest in securities of non-U.S. issuers.

(e)   The pooled separate accounts in this category primarily invest in domestic equity securities with growth potential, including foreign equity securities and debt securities.

(f)    The pooled separate accounts in this category primarily invest in common stocks contained in both the Small Cap 1750 Index and the Russell 2000 Value Index.

Investments can be redeemed with no advance notice on any day on which the New York Stock Exchange is open for trading.

(4)           Stable Value Fund

Transamerica offers a stable value fund that the participant may elect to transfer all or part of their funds into. The stable value fund is considered to be a fully benefit-responsive investment contract. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value, as reported by Transamerica, is the beginning balance plus any deposit and credited interest, less any withdrawals, charges, or expenses, a measurement that approximates fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of Transamerica or otherwise. The contract value of the investment contract at December 31, 2016 and 2015 was $7,521,741 and $7,377,514, respectively. The stable value funds invests in Guaranteed Investment Contracts ("GICs"). This investment seeks to protect against any loss of principal while providing returns in excess of money market funds and one year U.S. Treasury bills. The investment has a portfolio investment rate design in which all deposits are credited with the same interest rate, on a daily basis, and with no set maturity. The effective credited interest rate is set monthly and effective on the first day of the month. Contract charges may reduce this return. The Transamerica stable value fund is not a separate account investment choice – it is an investment in Transamerica’s general account.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2016 AND 2015

Certain events limit the ability of the Plan to transact at contract value with Transamerica. Such events include the following: (1) the Plan is changed so as to significantly affect Transamerica’s obligations to the contract, (2) the contract can no longer be treated as a pension plan contract, (3) the Plan is terminated, (4) failure to comply with the contract’s requirements, (5) failure to provide information, (6) the sum of the contract account values at any time equals $20,000 or less, or (7) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator is not aware of any events, which would limit the Plan’s ability to transact at contract value with participants that are probable.

(5)           Other assets

Transamerica rebates certain amounts to the plan based on a fee concession. The rebate amount is equal to 12.5 basis points per year based on the balances with Transamerica. This rebate is calculated on a monthly basis and credited to the Expense Budge Account, a suspense account used by Transamerica.

The Expense Budget Account may be used for plan expenses or allocated to participants as additional income. At December 31, 2016 and 2015, the Plan did not apply this amount to expenses or to participants. The balance remains in the Expense Budget Account and is included as other assets in the statements of net asset available for benefits.

(6)           Related‑Party Transactions

Certain Plan investments are shares of the Company’s common stock. The Employer is the Plan sponsor and trustee and a wholly owned subsidiary of the Company and, therefore, qualifies as a party in interest. At December 31, 2016 and 2015, the Plan held an investment of 330,321 and 275,837 shares of the Company’s common stock, respectively. The fair value of the common stock at December 31, 2016 and 2015 was $4,327,199 and $2,015,839, respectively.

Transamerica manages the pooled separate accounts, therefore, qualifies as party in interest. Another party in interest to the Plan is MidAdtlantic, which serves as the custodian for the Plan.

The recordkeeper of the Plan is Oriental Pension Consultants, Inc. (“OPC”), a subsidiary of the Company. Fees charged by OPC for services provided were absorbed by the Employer.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2016 AND 2015

(7)           Income Taxes

The Internal Revenue Service ruled on March 31, 2014 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) under the volume submitter program and the related trust is, therefore, not subject to tax under the present income tax law. The Treasury Department of the Commonwealth of Puerto Rico ruled on September 30, 2014 that the Plan qualifies with the provisions of the Internal Revenue Code for a New Puerto Rico, as amended (Code) and the Internal Revenue Circular Letter No. 11-10.  The trust established to fund the Plan is intended to be exempt from Puerto Rico and U.S. income taxes, the 2011 Code, and the U.S. Code. As applicable, the Plan is required to operate in conformity with the 2011 Code and the U.S. Code to maintain its qualification. The Plan administrator believes that the Plan is designed and operating in compliance with the applicable requirements of the Puerto Rico Treasury Department (“PR Treasury”) and U.S. Code and remains qualified.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the PR Treasury. As of December 31, 2016 and 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits in progress for any tax periods. The Plan is no longer subject to income tax examinations for the years prior to 2013.

(8)           Excess Contributions Payable to Participants

The Plan is subject to certain non-discrimination rules under ERISA and the 2011 Code. For 2016 and 2015 the Plan failed certain of the non-discrimination tests under the 2011 Code due to lower contribution percentages by non-highly compensated eligible employees relative to the contribution percentages of highly compensated eligible employees. In order to meet the requirements of the non-discrimination rules, the Plan refunded a portion of the contributions made by highly compensated participants, in accordance with applicable provisions of the 2011 Code. The refund for 2016, paid in March 2017, totaled $63,815. The refund for 2015, paid in March 2016, totaled $105,216. The refunds are included as other liabilities in the statements of net assets available for benefits.

(9)           Subsequent events

The Plan has evaluated subsequent events from the statement of net assets available for benefits date through June 28, 2017, the date of filing this Annual Report on Form 11-K for the year ended December 31, 2016.

SCHEDULE I

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2016

		(c)
	(b)	Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value
	Identity of issue, borrower, lessor, or similar party Identity of issue, borrower, lessor, or similar party		(d)	(e)
(a)			Cost	Current value
	Participant directed:
*	OFG Bancorp	OFG Bancorp:
		Common Stock; 330,321 shares	**	$4,327,199
*	Transamerica	Pooled Separate Accounts:
		Transamerica AA - Moderate; 360,994 units	**	7,535,301
		WMC Core Equity; 453,048 units	**	5,246,575
		AEGON Balanced; 56,898 units	**	4,931,492
		SSgA Russell Lg Cap Grth Ind; 229,480 units	**	3,712,025
		American Century Government Bond; 151,271 units	**	2,918,134
		Fidelity Advisor Lev Co Stk; 36,271 units	**	2,232,659
		SSgA International Index; 61,532 units	**	1,584,375
		Loomis Sayles Inv Grade Bond; 27,896 units	**	1,101,505
		Transamerica AA - Moderate Growth; 45,380 units	**	964,476
		Transamerica AA - Growth; 33,822 units	**	723,959
		Thornburg Core Growth; 28,306 units	**	658,988
		SSgA Russell LC Value Index; 23,517 units	**	653,488
		Transameric Partners High Yield Bond; 13,008 units	**	524,903
		SSgA Russell SC Value Index; 5,232 units	**	477,401
		Loomis Sayles Bond; 6,187 units	**	437,275
		TA Vanguard Small- Cap Index; 1,999 units	**	416,564
		Transamerica AA - Conservative; 19,588 units	**	396,960
		TA Vanguard Small- Cap Grth Idx; 630 units	**	23,524
		Franklin Small-Mid Cap Growth; 620 units	**	15,889
		Invesco American Value; 506 units	**	8,403
				34,563,896

	Cash and money markets	Cash and Bank Deposit Sweep Program	**	161,160
	Fully benefit-responsive investment contract:
*	Transamerica	Transamerica Stable Value; 385,174 units	**	7,521,741
	Other assets:
*	Transamerica	Expense Budget Account	—	25,598
*	Notes receivable from participants	Notes, with interest rate of 9.5%; maturities ranges
		through 2032	—	13,282
				$46,612,876
*	Party-in-interest as defined by ERISA
**	Not applicable as these are participant directed.

See the accompanying report of independent registered public accounting firm.

INDEX OF EXHIBITS

Exhibit No.	Description of Document
23.1	Consent of KPMG LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN (Name of Plan)

Date:	June 28, 2017	/s/ Maritza Arizmendi
Maritza Arizmendi
Executive Vice President and
Chief Financial Officer

/s/ Juan J. Santiago
Senior Vice President and Trust Officer